                                         Ching-Sang Hong

                                         c/o Andrew Chien

                                         USChina Taiwan Inc.

                                         665 Ellsworth Avenue

                                         New Haven, CT 06511

VIA Edgar

July 13, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Dear Sir:

This supplementary correspondence is with reference to sixth amendment of the Company's Registration Statement Form S-1 filed today.

1. The sixth amendment made some corrections of the type-errors of the Fifth Amendment filed yesterday, such as:

  Risk Factor  3 and 12  subtitles html file format problem.

  Page   24  “a amended” replaced by “ as amended”

  Other text words appeared in bold face corrected in normal face.

2. Discuss why we haven’t added shareholder rescission rights as a risk factor (Comments 2 of your letter dated July 9). This is because:

    a. USChina Channel has given shareholders rejection rights within five calendar days after receiving the share distribution notice. There was no any rejection;

b. The total invest fund of USChina Channel to USChina Taiwan only was $122.5, less than $3 per shareholder, which is insignificant in considering the shareholder rescission rights.

c. USChina Taiwan is a Nevada company, in which there is no similar California law regarding private right of rescission

Sincerely Yours,

/s/Ching-Sang Hong

 President

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